SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Pioneer Step Holdings Limited

Attention: Jason Wong / Raymond Ng

c/o Suites PT. 2909 & 2910

Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(852) 2186-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIONEER STEP HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,423,285
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,423,285
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,423,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 56,603,647 outstanding shares of the common stock of the Issuer, which represents 55,514,322 shares reported by the Issuer to be issued and outstanding as of April 22, 2019, as set forth in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on April 23, 2019, plus 1,089,325 shares issuable to Pioneer Step Holdings Limited (“Pioneer Step”) upon the conversion of the principal amount due under the Pioneer Step Note (as defined in Item 4 of this Schedule 13D) at a conversion price of $4.59 per share on the Maturity Date pursuant to the terms of the Pioneer Step Note. The Pioneer Step Note bears simple interest at the rate of 5% per annum. Additional shares of the common stock of the Issuer would also be issued to Pioneer Step under the Pioneer Step Note upon the conversion of accrued but unpaid interest. Further, additional shares of the common stock of the Issuer may be issuable to Pioneer Step under the Pioneer Step Note under certain circumstances, as described in Item 4 of this Schedule 13D.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAU HOI SHUEN SOLINA HOLLY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,423,285
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,423,285
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,423,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based upon 56,603,647 outstanding shares of the common stock of the Issuer, which represents 55,514,322 shares reported by the Issuer to be issued and outstanding as of April 22, 2019, as set forth in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on April 23, 2019, plus 1,089,325 shares issuable to Pioneer Step upon the conversion of the principal amount due under the Pioneer Step Note (as defined in Item 4 of this Schedule 13D) at a conversion price of $4.59 per share on the Maturity Date pursuant to the terms of the Pioneer Step Note. The Pioneer Step Note bears simple interest at the rate of 5% per annum. Additional shares of the common stock of the Issuer would also be issued to Pioneer Step under the Pioneer Step Note upon the conversion of accrued but unpaid interest. Further, additional shares of the common stock of the Issuer may be issuable to Pioneer Step under the Pioneer Step Note under certain circumstances, as described in Item 4 of this Schedule 13D.

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EXPLANATORY STATEMENT.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to shares of Common Stock of the Issuer (“Shares”) and is being filed on behalf of the Reporting Persons. This Amendment No. 7 amends and supplements the Amendment No. 6 to Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2019 (“Amendment No. 6”), the Amendment No. 5 to Schedule 13D previously filed with the SEC on May 13, 2019 (“Amendment No. 5”), the Amendment No. 4 to Schedule 13D previously filed with the SEC on November 21, 2017 (“Amendment No. 4”), the Amendment No. 3 to Schedule 13D previously filed with the SEC on November 7, 2017 (“Amendment No. 3”), the Amendment No. 2 to Schedule 13D previously filed with the SEC on May 26, 2017 (“Amendment No. 2”), the Amendment No. 1 to Schedule 13D previously filed with the SEC on May 11, 2017 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the SEC on May 8, 2017 (the “Initial Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7, the “Schedule 13D”). This Amendment No. 7 is being amended to reflect an amendment to the May 2019 Note Purchase Agreement and the Notes issued under the May 2019 Transaction, as described in Item 4 of this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

May 2019 Note Purchase Agreement and Convertible Promissory Notes

On May 9, 2019, Pioneer Step Holdings Limited (“Pioneer Step”) and Winsave Resources Limited (“Winsave Resources”, each a “May 2019 Purchaser” and together, the “May 2019 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “May 2019 Note Purchase Agreement”). Pursuant to the May 2019 Note Purchase Agreement, the Issuer agreed to issue and sell to each of Pioneer Step and Winsave Resources, and each of Pioneer Step and Winsave Resources agreed to purchase from the Issuer, a Convertible Promissory Note in the principal amount of $5,000,000 (each, a “Note” and collectively, the “Notes”), which is convertible into certain amount of Shares pursuant to the terms thereof (the “May 2019 Transaction”). The Note issued and sold by the Issuer to Pioneer Step is hereinafter referred to as the “Pioneer Step Note”, and the Note issued and sold by the Issuer to Winsave Resources is hereinafter referred to as the “Winsave Resources Note”. Each of the Notes bears simple interest at the rate of 5% per annum.

Pursuant to the Pioneer Step Note (as amended as described below), the principal amount and any accrued interest shall automatically convert into Shares at a conversion price of $4.59 per share on the Maturity Date (as defined below); provided that, if the Issuer issues and sells any Shares, or any securities convertible into Shares, to any investors (the “Investors”) on or before the Maturity Date in one or more financing transactions (each, a “Financing Transaction”), then, at the option of Pioneer Step, the conversion price of the Pioneer Step Note shall be equal to the lowest price per share paid by any such Investor purchasing any such Shares (or the lowest conversion price per share for any such securities convertible into Shares and purchased by an Investor) in any such financing transaction(s) on or prior to the Maturity Date.

The May 2019 Transaction closed on May 17, 2019, at which closing the Issuer issued and sold the Pioneer Step Note to Pioneer Step and the Winsave Resources Note to Winsave Resources, respectively.

On June 30, 2019, the Issuer, Pioneer Step and Winsave Resources entered into an Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes (the “Omnibus Amendment”) whereby (i) the restriction on the Issuer to issue any Shares or securities convertible or exchangeable into Shares during the Restricted Period (as defined in the May 2019 Note Purchase Agreement) was removed, and (ii) the original maturity date under each of the Notes was extended from July 1, 2019 to August 15, 2019 (“Maturity Date”).

November 2017 Securities Purchase Agreement

On November 3, 2017, Pioneer Step and certain other purchasers named therein (each a “November 2017 Purchaser” and together, the “November 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “November 2017 Purchase Agreement”). Pursuant to the November 2017 Purchase Agreement, the Issuer agreed to issue and sell to the November 2017 Purchasers an aggregate of approximately $23 million of Common Stock (5,609,755 Shares) at a purchase price of $4.10 per share (the “November 2017 Transaction”). Pioneer Step, in its capacity as a November 2017 Purchaser, has agreed to purchase 487,805 Shares in the November 2017 Transaction. The November 2017 Transaction closed on November 17, 2017, at which closing the Issuer issued 487,805 Shares to Pioneer Step and 5,121,950 Shares to the other November 2017 Purchasers.

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April 2017 Securities Purchase Agreement

On April 26, 2017, Pioneer Step and Champion River Ventures Limited (“Champion River”, each an “April 2017 Purchaser” and together, the “April 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2017 Purchase Agreement”). Pursuant to the April 2017 Purchase Agreement, the Issuer agreed to sell and issue to the April 2017 Purchasers an aggregate of up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 538,462 Shares to Pioneer Step and 807,692 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), by and among the Issuer and the April 2017 Purchasers, the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 2,521,526 Shares to Pioneer Step and 3,782,288 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment, following approval by the Issuer’s stockholders, the third tranche (the “Third Tranche”) closed on August 18, 2017, at which closing the Issuer issued 786,167 Shares to Pioneer Step and 1,179,250 Shares to the other April 2017 Purchaser.

Upon completion of the Second Tranche, the April 2017 Purchase Agreement required that the Issuer’s Board of Directors (the “Board”) increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies were to be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one designee selected by each of the April 2017 Purchasers (the “Purchaser Designees”). As such, Pioneer Step exercised its right to designate for appointment an individual to fill one of the two new vacancies on the Issuer’s Board. Thereafter, on August 18, 2017, in connection with the closing of the Third Tranche, Wing Tak Wendy Yu was designated by the Reporting Persons and appointed by the Issuer as a director.

In addition, from and after the date of the April 2017 Purchase Agreement, upon prior written request thereof by any April 2017 Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the April 2017 Purchasers and such other substantial holders of Common Stock as reasonably requested by such April 2017 Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

May 2019 Registration Rights Agreement

Simultaneously with the execution of the May 2019 Note Purchase Agreement, the Issuer and the May 2019 Purchasers entered into a Registration Rights Agreement, dated May 9, 2019 (the “May 2019 Registration Rights Agreement”) with respect to the Shares issuable to the May 2019 Purchasers upon conversion of the Notes pursuant to the terms of the Notes. The May 2019 Registration Rights Agreement grants the May 2019 Purchasers customary shelf and piggyback registration rights.

November 2017 Registration Rights Agreement

Simultaneously with the execution of the November 2017 Purchase Agreement, the Issuer, Pioneer Step and the other November 2017 Purchasers entered into a Registration Rights Agreement, dated November 3, 2017 (the “November 2017 Registration Rights Agreement”) with respect to the Shares acquired under the November 2017 Purchase Agreement. The November 2017 Registration Rights Agreement grants Pioneer Step and the other November 2017 Purchasers customary shelf and piggyback registration rights.

April 2017 Registration Rights Agreement

At the closing of the First Tranche, the April 2017 Purchase Agreement required that the Issuer and the April 2017 Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the April 2017 Purchasers (the “April 2017 Registration Rights Agreement”) with respect to the Shares acquired under the April 2017 Purchase Agreement. The Issuer and the April 2017 Purchasers entered into the April 2017 Registration Rights Agreement on April 29, 2017. The April 2017 Registration Rights Agreement grants the April 2017 Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the May 2019 Note Purchase Agreement, the Notes, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the May 2019 Registration Rights Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the May 2019 Note Purchase Agreement, the Notes, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the May 2019 Registration Rights Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 of Item 7 hereof.

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Pioneer Step acquired the Shares pursuant to the April 2017 Purchase Agreement and the November 2017 Purchase Agreement, and will acquire the Shares pursuant to the May 2019 Note Purchase Agreement, as investments in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designee, in her fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of June 30, 2019, Pioneer Step beneficially owned and had sole voting and dispositive power with respect to 5,423,285 Shares, representing approximately 9.6% of the 56,603,647 outstanding Shares as of the date of this Schedule 13D, based on 55,514,322 Shares reported by the Issuer to be issued and outstanding as of April 22, 2019, as set forth in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on April 23, 2019, plus 1,089,325 Shares issuable to Pioneer Step upon the conversion of the principal amount due under the Pioneer Step Note, at a conversion price of $4.59 per share on the Maturity Date pursuant to the terms of the Pioneer Step Note, as described in Item 4 of this Schedule 13D.

As of June 30, 2019, Solina Chau, by virtue of being the sole shareholder of Pioneer Step, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Pioneer Step.

The share ownership reported by Pioneer Step on this Schedule 13D does not include any Shares owned by Winsave Resources, and each of Pioneer Step and the other Reporting Person on this Schedule 13D disclaims beneficial ownership of any Shares owned by any other person, including, without limitation, Winsave Resources.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2017).

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes, dated June 30, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2019).

Exhibit 99.3	Note Purchase Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

Exhibit 99.4	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.5	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.6	Registration Rights Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

Exhibit 99.7	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.8	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.9	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 2, 2019

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2017).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes, dated June 30, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2019).

99.3	Note Purchase Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

99.4	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.5	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.6	Registration Rights Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

99.7	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.8	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

99.9	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).